UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 21, 2014

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Timothy Fenton will retire from McDonald's Corporation (the "Company") on June 30, 2014. In connection with his retirement, the Compensation Committee of the Board of Directors of the Company agreed to waive certain notice and service requirements pursuant to the terms of his outstanding compensation awards. These waivers will permit Mr. Fenton, upon retirement, to qualify for retirement treatment pursuant and otherwise subject to the terms of his respective awards, and in addition, with respect to his 2014 stock option and RSU awards, he will receive credit for service through March 1, 2015. Mr. Fenton will also receive a lump-sum payment of $375,000, payable on December 30, 2014.

Item 7.01. Regulation FD Disclosure.

On May 22, 2014, McDonald's Corporation issued an Investor Release announcing that on May 21, 2014, the Board of Directors declared a quarterly cash dividend. A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

    (d)   *Exhibits.*
    99   Investor Release of McDonald's Corporation issued May 22, 2014:
            McDonald's Announces Quarterly Cash Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: May 27, 2014   By: /s/ Denise A. Horne
                                       _____
                                       Denise A. Horne
                                       Corporate Vice President—Associate General Counsel
                                       and Assistant Secretary

Exhibit Index

Exhibit No. 99 Investor Release of McDonald's Corporation issued May 22, 2014:
      McDonald's Announces Quarterly Cash Dividend

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE	FOR MORE INFORMATION CONTACT:
05/22/2014	Investors: Kathy Martin, 630-623-7833
	Media: Heidi Barker, 630-623-3791

McDONALD'S ANNOUNCES QUARTERLY CASH DIVIDEND

OAK BROOK, IL - Yesterday, McDonald's Board of Directors declared a quarterly cash dividend of $0.81 per share of common stock payable on June 16, 2014 to shareholders of record at the close of business on June 2, 2014.

Upcoming Communications

McDonald's Annual Shareholders' Meeting will be webcast live today at 8:00 a.m. (Central Time) on www.investor.mcdonalds.com. An archived replay and podcast of the meeting will be available for a limited time.

Don Thompson, President and Chief Executive Officer, and Pete Bensen, Senior Executive Vice President and Chief Financial Officer, will participate in the Sanford Bernstein Strategic Decisions conference at 9:00 a.m. (Eastern Time) on May 28, 2014. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

The Company plans to release May 2014 sales information on June 9, 2014.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 35,000 locations serving approximately 70 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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